UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HILAND PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

431291 10 3

(CUSIP Number)

Ken Maples

Hiland Partners, LP

205 West Maple, Suite 1100

Enid, Oklahoma 73701

Tel: (580) 548-6464

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431291 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harold Hamm

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 245,872 Common Units of Hiland Partners, LP (1) (2) (3)

	8.	Shared Voting Power 761,714 Common Units of Hiland Partners, LP (4)

	9.	Sole Dispositive Power 245,872 Common Units of Hiland Partners, LP (1) (2) (3)

	10.	Shared Dispositive Power 761,714 Common Units of Hiland Partners, LP (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,007,586 Common Units of Hiland Partners, LP

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.5%

14.	Type of Reporting Person (See Instructions) IN

(1)                                  Mr. Hamm received the units as partial consideration for certain assets and liabilities that Mr. Hamm, and entities that Mr. Hamm owns an interest in, contributed to the capital of Hiland Partners, LP, a Delaware limited partnership (the “Issuer”) in connection with the Issuer’s initial public offering. A portion of the units are owned by Continental Gas Holdings, Inc., an entity in which Mr. Hamm has a 90.7% ownership interest.

(2)                                  As described in Item 4 below, upon closing of the Issuer’s initial public offering, Mr. Hamm acquired an aggregate of 423,636 common units and 2,400,602 subordinated units of the Issuer.  On February 15, 2005, the underwriters for the Issuer’s initial public offering exercised their over-allotment option with respect to 300,000 common units of the Issuer.  Pursuant to the terms of the Issuer’s First Amended and Restated Agreement of Limited Partnership, the net proceeds received from the underwriters’ exercise of such over-allotment option were used by the Issuer to redeem 177,764 of the 423,636 common units held by Mr. Hamm.  As a result of such redemption, Mr. Hamm currently owns 245,872 common units.

(3)                                  The Issuer is controlled by its general partner, Hiland Partners GP, LLC (the “General Partner”).  Mr. Hamm is currently the Chairman of the Board of Directors of the General Partner.  The Board of Directors of the General Partner is elected by a plurality of its Class A Units, 94.0% of which are held by HH GP Holding, Inc., an entity of which Mr. Hamm is the sole member.

(4)                                  These units were acquired from the Issuer by the General Partner pursuant to a private placement.  The General Partner received these units on May 10, 2006.  Mr. Hamm is currently the Chairman of the Board of Directors of the General Partner.  The Board of Directors of the General Partner is elected by a plurality of its Class A Units, 94.0% of which are held by HH GP Holding, Inc., an entity of which Mr. Hamm is the sole member.

CUSIP No. 431291 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hiland Partners GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,714 Common Units of Hiland Partners, LP

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 761,714 Common Units of Hiland Partners, LP

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,714 Common Units of Hiland Partners, LP

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) HC; Limited Liability Company

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 22, 2005 (the “Schedule 13D”), which relates to the beneficial ownership by the Reporting Persons (as defined below) of the common units (the “Common Units”) of Hiland Partners, LP, a Delaware limited partnership (the “Partnership”). Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

This Amendment is being filed by Harold Hamm (“Hamm”) and Hiland Partners GP, LLC (the “General Partner” and collectively with Hamm, the “Reporting Persons”) pursuant to their Joint Filing Agreement filed as Exhibit D to this Amendment. This Amendment is being filed to disclose the change in beneficial ownership of the Common Units by the Reporting Persons resulting from the purchase by the General Partner of 761,714 Common Units from the Partnership effective May 10, 2006. Consequently, the Schedule 13D is amended and supplemented as follows:

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1.	Security and Issuer

Item 2.	Identity and Background
(a) Name of the Person(s) filing this Statement (the “Reporting Persons”):
(1) Harold Hamm; and
(2) Hiland Partners GP, LLC
(b) The business address and principal executive office of:
(1) Harold Hamm is 302 North Independence, Enid, Oklahoma 73702; and
(2) Hiland Partners GP, LLC is 205 West Maple, Suite 100, Enid, Oklahoma 73701.
(c) Present Principal Occupation or Employment:
(1) Harold Hamm is the Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc. and the Chairman of the Board of Directors of the General Partner; and
(2) Hiland Partners GP, LLC is the general partner of the Issuer.
(d) None of the Reporting Persons identified in this Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                  None of the Reporting Persons identified in this Item 2 have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) Hiland Partners GP, LLC is a limited liability company organized under the laws of the State of Delaware. Harold Hamm is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
The information previously furnished in response to Item 4 is amended to add the following:

“On May 1, 2006 the Issuer entered into a Unit Purchase Agreement (the “Unit Purchase Agreement”) by and between the Issuer and the General Partner pursuant to which the General Partner purchased 761,714 Common Units and 15,545 general partner units for an aggregate purchase price of $35 million. The Issuer issued the units to the General Partner on May 10, 2006. Hamm indirectly owns a substantial portion of the outstanding economic membership interests in the General Partner. In addition, Hamm indirectly controls the General Partner though his ownership of 94% of the outstanding voting membership interests in the General Partner. Because of the interests of Mr. Hamm, and other members of management, the Conflicts Committee of the Board of Directors of the General Partner evaluated and approved the purchase and sale of the units. The General Partner borrowed the $35 million purchase price for the May 2006 purchase of 761,714 Common Units (along with 15,545 general partner units) from the Issuer, pursuant to a Credit Agreement with MidFirst Bank on May 1, 2006.”

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to the Partnership Agreement, the General Partner manages the operations and activities of the Issuer through its board of directors (each a “Director” and collectively the “Directors”), to which Hamm serves as Chairman of the Board.  HH GP Holdings, LLC, to which Hamm is the sole member, owns 94% of the General Partner’s Class A units (the “Class A Units”).  New Continental, in which Hamm owns a 90.7% ownership interest, owns 61% of the General Partner’s Class B units (the “Class B Units”).

Through his position as a member of the Board and as an indirect majority holder of the General Partner’s Class A Units and Class B Units, Hamm has the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer, and thus, Hamm’s investment. The Subordinated Units owned by Hamm are convertible into Common Units on a one-for-one basis once certain financial tests are met, but generally not beginning before March 31, 2008.

As the general partner of the Issuer, the General Partner also has the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer, and thus, the General Partner’s investment.

As of the date of this Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Persons or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional common units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the common units now owned or hereafter acquired by them to one or more purchasers:

•                  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•                  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•                  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•                  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•                  any material change in the present capitalization or dividend policy of the Issuer;

•                  any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•                  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•                  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•                  any action similar to any of those enumerated above.

Pursuant to the terms of the Partnership Agreement, among other conditions, the General Partner may not be removed from its position as general partner of the Issuer unless 66 2/3% of the outstanding Common Units and Subordinated Units, voting together as a single class, including units held by the General Partner and its affiliates, vote to approve such removal.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Appendix A to the Issuer’s final prospectus, filed with the United States Securities and Exchange Commission (the “Commission”), pursuant to Rule 424(b)(4) under the Securities Act of 1933, on February 10, 2005, which is incorporated in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) There are currently 5,159,347 Common Units of the Issuer outstanding and 4,080,000 Subordinated Units of the Issuer outstanding. Through his ownership in New Continental and the General Partner, Hamm owns 961,883 and 2,400,602 Common Units and Subordinated Units of the Issuer, respectively. The General Partner owns 761,714 Common Units of the Issuer.

(b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Amendment, and such information is incorporated herein by reference.

(c) Except as described herein, the Reporting Persons have not effected any transactions in the Common Units during the past 60 days.

(d) Except for the cash distribution described in Item 6 of the Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A

First Amended and Restated Agreement of Limited Partnership of the Issuer (attached as Appendix A to the Issuer’s final prospectus filed with the Commission pursuant to Rule 424(b)(4) on February 10, 2005 and incorporated herein in its entirety).

Exhibit B

Omnibus Agreement by and among Continental Resources, Inc., Hiland Partners, LLC, Harold Hamm, Hiland Partners GP, LLC, Continental Gas Holdings, Inc. and Hiland Partners, LP (filed as Exhibit 10.10 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on February 1, 2005 and incorporated herein in its entirety).

Exhibit C

Unit Purchase Agreement dated May 1, 2006 by and between Hiland Partners, LP and Hiland Partners GP, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on May 3, 2006 and incorporated by reference herein in its entirety).

Exhibit D	Joint Filing Agreement, dated June 5, 2006 incorporated herein by reference to Exhibit D of the Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:             June 5, 2006

By:	/s/ Harold Hamm
Name:	Harold Hamm

HILAND PARTNERS GP, LLC

By:	/s/ Randy Moeder
Name:	Randy Moeder
Title:	President and Chief Executive Officer

JOINT FILING AGREEMENT

The undersigned each agree that (i) the statement on Schedule 13D relating to the common units representing limited partnership interests of Hiland Partners, LP, a Delaware limited partnership, has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: June 5, 2006	HILAND PARTNERS GP, LLC

	By:	/s/ Randy Moeder
Randy Moeder
President and Chief Executive Officer

Dated: June 5, 2006

/s/ Harold Hamm
Harold Hamm